1940 Act/Rule 18f-1

                                                                   March 1, 1996

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Phoenix Duff & Phelps Institutional Mutual Funds
     File No. 33-80057
     Registration No. 811-9140


To the Commission Staff:

     On behalf of the above-named investment company, attached please find a notification of election pursuant to Rule 18f-1 under the Investment Company Act of 1940.


                                  Very truly yours,


                                  /s/ Richard J. Wirth
                                  Richard J. Wirth, Counsel
                                  Phoenix Home Life Mutual Insurance Company




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                                  Form N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


         ---------------------------------------------------------------
              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
              THE INVESTMENT COMPANY ACT OF 1940.
         ---------------------------------------------------------------


                PHOENIX DUFF & PHELPS INSTITUTIONAL MUTUAL FUNDS
                ------------------------------------------------
                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Hartford and State of Connecticut on the 1st day of March, 1996.

                              Phoenix Duff & Phelps Institutional Mutual Funds

                              By: /s/ Philip R. McLoughlin
                                  ----------------------------
                                  Philip R. McLoughlin
                                  President


Attest: /s/ Thomas N. Steenburg
        ---------------------------
        Thomas N. Steenburg
        Assistant Secretary